Exhibit 99.1

DEFSEC Technologies Announces Senior Executive Appointment

Elisabeth Preston appointed Senior Vice President and Chief Legal Officer

OTTAWA, ON February 2, 2026 – DEFSEC Technologies Inc. (TSXV: DFSC and DFSC.WT.U; NASDAQ: DFSC and DFSCW) ("DEFSEC" or the "Company") is pleased to announce today that it has appointed Elisabeth Preston as Senior Vice-President and Chief Legal Officer.

"Elisabeth brings an impressive range of private and public company defence and security experience, including cross-border U.S.-Canada transactions as well as extensive international experience, managing strategic relationships," said Sean Homuth, President and CEO. "She will be a tremendous asset as our business continues its growth on all fronts."

About Elisabeth Preston

Elisabeth's practices as an international business and trade lawyer, with significant transactional and public company governance experience.

Her legal practice has, for 26 years, had a significant emphasis on the Public Safety, Defense and Aerospace marketplace, and for industries with sizeable government programs or highly regulated operations. She has over 30 years' experience advising companies as an executive in areas relating to governance, cross border marketing initiatives, strategic relationships, major commercial transactions and financing initiatives to fund and sustain growth. She has assisted companies to pursue and secure major contracts, solve complex international disputes, set up and maintain manufacturing and other operations around the world, and do so in an efficient and compliant manner. She has worked intensively in the areas of mergers and acquisitions, procurement law, anti-corruption compliance, industrial security, export control and controlled goods, as well as labour and employment law. Elisabeth acts as counsel on security-sensitive issues and is an active member of executive management teams. Elisabeth was also previously the managing partner of a major Canadian law firm's Ottawa office, and co-chair of its National Business Law practice. Most recently, Elisabeth was Chief Legal Counsel and Vice-President of International Compliance for a major U.S. defence contractor's international electronics division headquartered in Canada.

Elisabeth has a Bachelor of Arts in History (honors) from the University of Pennsylvania in Philadelphia, a Masters of Public Administration (Public Management and Policy) from the University of Pittsburgh Graduate School of Public and International Affairs, and a law degree (LLB) from the Faculty of Law at McGill University in Montreal Canada. Elisabeth is Past Co-Chair of the American Bar Association, International Section's Defense and Aerospace Committee and former Vice-Chair of its Anti-Corruption Committee.

For further information, please contact:

Jennifer Welsh, Chief Financial Officer and Chief Compliance Officer
welsh@defsectec.com

Sean Homuth, President and Chief Executive Officer
homuth@defsectec.com

Jason Frame, Investor Relations
+1 (587) 225-2599
frame@defsectec.com

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA SHOTTM with applications across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada, with a representative office in London, UK.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements made by DEFSEC in this news release include, but are not limited to, the continued rapid growth of DEFSEC's business on all fronts, if at all.

Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to execute on its current operating plan and/or forecasted activities in upcoming financial periods of the Company; general economic and stock market conditions; a stagnation or decrease in North American defense and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of DEFSEC to implement and execute its business strategies; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission; and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.